UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 3  INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1. Name and Address of Reporting Person
   GRAUB, JONATHON
   450 WINKS LANE
   BENSALEM, PA  19020

2. Date of Event Requiring Statement (Month/Day/Year)
   01/03/00
3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Issuer Name and Ticker or Trading Symbol
   CHARMING SHOPPES, INC. (CHRS)
5. Relationship of Reporting Person to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   SENIOR VICE PRESIDENT -
   REAL ESTATE
6. If Amendment, Date of Original (Month/Day/Year)
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Beneficially Owned
-----------------------------------------------------------------------------------------------------
1)Title of Security                                          2)Amount of         3)  4)Nature of
                                                             Securities          D   Indirect
                                                             Beneficially        or  Beneficial
                                                             Owned               I   Ownership
-----------------------------------------------------------------------------------------------------
Common Stock                                                 15,500              D

Table II   Derivative Securitites Beneficially Owned
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1)Title of Derivative Security  2)Date Exercisable  3)Title and Amount of                   4)Conver-  5)Ownership 6)Nature of
                                and Expiration Date Securities Underlying                   sion or    Form of     Indirect
                                (Month/Day/Year)    Derivative Security                     exercise   Derivative  Beneficial
                                                                                            price of   Security    Ownership
                                Date      Expira-                                Amount or  Deri-      Direct(D)
                                Exer-     tion                                   Number of  vative     or
                                cisable   Date      Title                        Shares     Security   Indirect(I)
------------------------------------------------------------------------------------------------------------------------------------
Non-Qualified Stock Option      (2)       02/10/09  Common Stock                 32,000     $3.6250    D
(right to buy) (1)              02/10/00
Non-Qualified Stock Option      (2)       03/13/07  Common Stock                 15,000     $6.0000    D
(right to buy) (1)              03/13/98
Non-Qualified Stock Option      (2)       02/06/05  Common Stock                 14,000     $6.0000    D
(right to buy) (1)              02/06/96
Non-Qualified Stock Option      (2)       04/07/03  Common Stock                 5,400      $15.1250   D
(right to buy) (1)              04/07/94
Non-Qualified Stock Option      (4)       03/29/00  Common Stock                 44,500     $4.5000    D
(right to buy) (3)              03/29/91
Non-Qualified Stock Option      (2)       02/18/08  Common Stock                 25,000     $4.3125    D
(right to buy) (1)              02/18/99
Non-Qualified Stock Option      (2)       02/23/06  Common Stock                 15,000     $3.9375    D
(right to buy) (1)              02/23/97
Non-Qualified Stock Option      (2)       02/01/04  Common Stock                 8,000      $11.1250   D
(right to buy) (1)              02/01/95
Non-Qualified Stock Option      (4)       02/03/02  Common Stock                 6,000      $13.5000   D
(right to buy) (3)              02/03/93

Explanation of Responses:

(1)
Employee stock option granted under Charming Shoppes, Inc. 1993 Employees' Stock Incentive Plan, for no consideration other than services, in a transaction exempt under Rule 16b-3.
(2)
Option becomes exercisable for 20% of the underlying shares annually, beginning on the date indicated.
(3)
Employee stock option granted under Charming Shoppes, Inc. 1990 Employees' Stock Incentive Plan, for no consideration other than services, in a transaction exempt under rule 16b-3.
(4)
Option becomes exercisable for 25% of the underlying shares annually, beginning on the date indicated.

SIGNATURE OF REPORTING PERSON
/S/ JONATHON GRAUB
DATE